UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6‑K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of January, 2022

Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra relevant event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: January 10, 2022	By: /s/ Marcos I. Gradin
Name: Marcos I. Gradin
Title: Chief Financial Officer

Cecilia Grierson 355 4° piso (1107) – Cdad. Autónoma de Bs. As. Tel +54 11 4319-3000 www.lomanegra.com.ar

City of Buenos Aires, January 10, 2022

Messrs.

Comisión Nacional de Valores (CNV)

Bolsas y Mercados Argentinos S.A. (BYMA)

Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event

Dear Sirs,

We are writing in accordance with Section 2 of Chapter I, Title XII of the Argentine National Securities Commission (“Comisión Nacional de Valores”) Regulations (2013 revised version) regarding the share repurchase plan that was approved by the Board of Directors of Loma Negra Compañía Industrial Argentina S.A. (the “Company”).

In this regard, we inform that during the period from January 3rd to January 7th, 2022, the Company purchased its own shares as follows:

Acquisition date	Amount of Shares	Average Price	Total Amount
January 3, 2022	64,000	AR$ 274.51	AR$ 17,568,704.90
January 4, 2022	64,000	AR$ 272.97	AR$ 17,469,959.74
January 5, 2022	64,500	AR$ 273.22	AR$ 17,622,819.74
January 6, 2022	64,200	AR$ 273.43	AR$ 17,554,296.99
January 7, 2022	64,000	AR$ 273.77	AR$ 17,521,739.60

Likewise, we inform that on January 5th, 2022, the Company purchased its own ADRs in accordance with the following detail:

Acquisition date	Amount of ADRs	Average Price	Total Amount
05/01/2022	10.069	USD 6,5542	USD 65.944,52

The acquisitions complied with the daily limit for operations in the Argentine market of up to twenty-five percent (25%) of the average daily transaction volume of the Company's shares during the previous 90 (ninety) business days, in accordance with Section 66 of Law No. 26,831.

Sincerely,

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Marcos I. Gradin
Investor Relations Officer
LOMA NEGRA C.I.A.S.A.